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                             June 11, 2024

       Alan Denenberg
       Partner, Davis Polk & Wardwell LLP
       Doma Holdings, Inc.
       1600 El Camino Real
       Menlo Park, CA 94025

                                                        Re: Doma Holdings, Inc.
                                                            Schedule 13E-3
filed by Doma Holdings, Inc. et al.
                                                            Filed on May 22,
2024
                                                            File No. 005-91880
                                                            color:white;"_
                                                            Preliminary Proxy
Statement
                                                            Filed on May 22,
2024
                                                            File No. 001-39754

       Dear Alan Denenberg:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3

       General

   1. We note that you have requested confidential treatment for several exhibits to the
                                                        Schedule 13E-3. Please
note that we will issue any comments separately.
   2. Please add the entities in the TRG Group as filing persons. See Compliance and
                                                        Disclosure
Interpretation 101.02 (Going Private Transactions, Exchange Act Rule 13e-3
                                                        and Schedule 13E-3).
Also, include Centerbridge and CB RE Closing Aggregator, L.P. as filing persons or
provide us your detailed legal analysis supporting your determination not to include each entity
as a filing person.
 Alan Denenberg
FirstName  LastNameAlan Denenberg
Doma Holdings,  Inc.
Comapany
June       NameDoma Holdings, Inc.
     11, 2024
June 11,
Page 2 2024 Page 2
FirstName LastName
Preliminary Proxy Statement - Special Factors - Background of the Merger, page
19

3. We note that, beginning in July 2023, Lennar began considering various potential strategic investment opportunities with Centerbridge, including transactions with respect to
         Lennar's ownership of Doma shares. Please provide a legal analysis of Lennar's compliance with its obligations to amend its Schedule 13D between July 2023 and April
         1, 2024.
4. We note that, on January 25 and February 18, 2024, TRG Group sent presentations to
         Lennar with proposed investment terms, among other things. Please provide the disclosure required by Item 1015 of Regulation M-A with respect to those reports.
5. Please describe the "new issue" that arose on March 12, 2024, which is referenced on page
         36.
Preliminary Proxy Statement - Special Factors - Purpose and Reasons of the Company for the
Merger, page 41

6.       We note that the board of directors adopted the special committee   s
conclusions and that
         the special committee considered the opinion and presentation by Houlihan Lokey. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act
         Release No. 34-17719 (April 13, 1981). Please revise.
Preliminary Proxy Statement - Special Factors - Opinion of Houlihan Lokey, page
49

7. Please revise to disclose the data underlying the results in the Selected Company Analysis, including the estimated adjusted income for the fiscal year ending December 31, 2025 for the Company's underwriting segment.
Preliminary Proxy Statement - Special Factors - Position of the Parent Entities, page 56

8. Please remove the language referring to a "possible interpretation" of the rules applicable to going private transactions and that the Parent Entities "may be deemed to be engaged in a 'going private' transaction" as you have determined to file a
Schedule 13E-3. Apply this
         comment to the sections beginning on pages 58 and 59.
Preliminary Proxy Statement - Special Factors - Certain Unaudited Prospective Financial
Information, page 64

9. Please include the full projections instead of their summaries. Preliminary Proxy Statement - Special Factors - Interests of Certain Persons in the Merger, page
66

10. To the extent possible, please quantify the potential payments due to Mr. Simkoff and Mr.
 Alan Denenberg
Doma Holdings, Inc.
June 11, 2024
Page 3
         Smith for severance and other separation benefits (page 68). Preliminary Proxy Statement - Special Factors - Financing of the Merger, page 72

11. Please file the Debt Financing Documents, referenced on page 72, as an exhibit to the
         Schedule 13E-3. Also, please revise the disclosure to name the guarantors in the Apollo
         Term Loan Facility.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNameAlan Denenberg                              Sincerely,
Comapany NameDoma Holdings, Inc.
                                                              Division of
Corporation Finance
June 11, 2024 Page 3                                          Office of Mergers
& Acquisitions
FirstName LastName